UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

GSI Group Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
36191C205
(CUSIP Number)
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 10, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	36191C205	Page	2	of	4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (IRS ID # 95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS *

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,627,871 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,627,871 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,627,871 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%(2)

14	TYPE OF REPORTING PERSON*

IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Opportunities Fund, LLC, a Delaware limited liability company (“SVOF”), Special Value Expansion Fund, LLC, a Delaware limited liability company (“SVEF”), Special Value Continuation Partners, LP, a Delaware limited partnership (“SVCP”), and Tennenbaum Opportunities Partners V, LP, a Delaware limited partnership (“TOP V”), which are the registered holders of shares of Common Stock of GSI Group Inc. beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 33,352,192 shares of Common Stock of GSI Group Inc. outstanding as of April 6, 2011, as reported by GSI Group Inc. in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 14, 2011.

CUSIP No.	36191C205	Page	3	of	4
          This Amendment No. 8 to Schedule 13D is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on July 2, 2009, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 20, 2009, Amendment No. 2 to Schedule 13D filed with the Commission on March 3, 2010, Amendment No. 3 to Schedule 13D filed with the Commission on March 16, 2010, Amendment No. 4 to Schedule 13D filed with the Commission on March 19, 2010, Amendment No. 5 to Schedule 13D filed with the Commission on May 11, 2010, Amendment No. 6 to Schedule 13D filed with the Commission on May 18, 2010 and Amendment No. 7 to Schedule 13D filed with the Commission on July 26, 2010 (as amended, the “Schedule 13D”), relating to shares of Common Stock, no par value (the “Common Stock”), of GSI Group Inc., a company continued and existing under the laws of the Province of New Brunswick, Canada (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and restated as follows:
          On December 29, 2010, the Issuer effected a 1-for-3 reverse stock split resulting in a decrease in the number of shares of Common Stock beneficially owned by the Reporting Person.
          (a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 4.9% of the outstanding shares of Common Stock, based on 33,352,192 shares of Common Stock outstanding as of April 6, 2011, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 14, 2011. The Reporting Person has sole voting and dispositive power over the shares of Common Stock.
          (c) The following transactions with respect to shares of Common Stock were open market sales of such shares on The NASDAQ Stock Market effected by the Reporting Person (or its affiliates) within the past 60 days:

Date	Number of Shares Sold	Price Per Share
05/09/11	4,300	$11.5504
05/10/11	375,000	$11.5085
          (d) Not applicable.
          (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on May 10, 2011.

CUSIP No.	36191C205	Page	4	of	4
SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2011	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company
	By:	/s/ Elizabeth Greenwood
Elizabeth Greenwood
General Counsel & Chief Compliance Officer